October 4, 2017

Re:	Kosmos Energy Ltd. (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2016 (the “Form 10-K”) Filed February 27, 2017
File No. 1-35167

Mr. H. Roger Schwall
Assistant Director
Office of Natural Resources
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

This letter is in response to your letter dated September 27, 2017. We have set forth your comments followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

Recent Developments, page 71

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We note that a Jubilee facility shutdown of up to 12 weeks may be required during 2017. Provide quantitative disclosure related to the expected impact of this shutdown on your revenues, earnings and cash flows. Refer to Item 303(a) of Regulation S-K and section III.B of SEC Release No. 33-8350.

We have reviewed Item 303(a) of Regulation S-K and section III.B of SEC Release No. 33-8350 and believe our disclosure in the Recent Developments section on page 71 meets the intent. At the time of filing, the Jubilee field operator provided guidance of a potential shutdown during 2017 of up to 12 weeks. However, we were in discussions with the operator about other possible solutions which would mitigate the required downtime of the facility such that it would not have a material impact on our 2017 results or market guidance provided to investors.

We considered providing quantitative disclosure related to the expected impact of this shutdown on our revenues, earnings and cash flows. However, based on the uncertainty of the duration and timing of the shutdown period we elected not to provide quantitative analysis in the 10-K.

We continue to update the readers regarding the status of the Jubilee facility repairs on a quarterly basis, including in our most recent Form 10-Q filed on August 7, 2017. We will add quantitative disclosure in future filings if determined to be material.

Kosmos Energy Ltd.
c/o Kosmos Energy, LLC 8176 Park Lane, Suite 500 Dallas, Texas 75231 Phone 214-445-9600 Fax 214 363 9024

Results of Operations, page 75

2.	We note your disclosure regarding the Jubilee Field. Tell us why you believe that meets all of the requirements of Item 1204 of Regulation S-K.

For the fiscal year ended December 31, 2016, we had production from the Jubilee and TEN fields, with production from the TEN fields coming on-line in the second half of 2016, providing less than 15% of our total production. We note that all of our production is located in one geographical area and one country. In future filings, we will include separate disclosure of production from the Jubilee and TEN fields in accordance with Item 1204 of Regulation S-K as the TEN fields exceed 15% of our proved reserves. Additionally, we disclosed the TEN production in the explanation of changes in reserves on page 21 of our 10-K.

3.
We note your disclosure that operating costs and insurance reimbursements related to the turret bearing issue are included as oil and gas production costs. Disclose the amount of insurance recoveries included in your oil and gas production costs. Refer to FASB ASC 225-30-50-1.

Kosmos maintains Loss of Production Income (LOPI) insurance, which is similar to business interruption insurance. The nature of the event triggering the LOPI coverage, the aggregate amount of LOPI recovered to offset lost production, and where the LOPI is recognized in the consolidated statements of operations are all disclosed in accordance with FASB ASC 225-30-50-1. Additionally, under our insurance policy, Kosmos is insured for Increased Cost of Working (ICOW) which allows for insurance reimbursement for expenditures necessarily and reasonably incurred for the purpose of reducing a claim amount otherwise payable as a result of physical loss or physical damage to real property. We have disclosed the nature of the event triggering the insurance coverage and the location where the reimbursements of production costs are recorded in the consolidated statements of operations. The amount of insurance recoveries related to ICOW was $7.5 million for the year ended December 31, 2016. We will disclose the amount recovered for ICOW in future filings for all periods presented. The coverage of LOPI and ICOW for the turret bearing issue ceased in the second quarter of 2017.

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To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (214) 445-9600.

Sincerely,
/s/ Thomas P. Chambers
Thomas P. Chambers
Senior Vice President and Chief Financial Officer

cc:	Andy Inglis Byron B. Rooney, Esq.